EXHIBIT 11


                          MS FINANCIAL, INC.
                 COMPUTATION OF PER SHARE INCOME (LOSS)
                  (in thousands except per share data)

                              Three Months        Three Months
                                   Ended             Ended
                              March 31, 1996     March 31, 1997

Weighted Average Shares:
     Common Stock Outstanding     10,452             10,430

     Option Shares Outstanding         0  (1)             0  (1)

     Shares assumed repurchased using
     treasury stock method             0  (1)             0  (1)

Weighted Average Shares
     Outstanding:                 10,452             10,430


          Net Income (Loss)        ($360)           ($5,042)

Computation of net income (loss) per share:

  Net income (loss) divided by
  weighted average shares
  outstanding                     ($0.03)            ($0.48)


(1)     Excludes antidilutive options